SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

J2 Global, Inc.

(Name of Subject Company (Issuer))

J2 Global, Inc.

(Name of Filing Person (Issuer))

3.25% Convertible Senior Notes due 2029

(Title of Class of Securities)

48123V AC6

(CUSIP Number of Class of Securities)

Jeremy D. Rossen

Executive Vice President, General Counsel

J2 Global, Inc.

700 S. Flower Street, 15th Floor

Los Angeles, California 90017

(323) 860-9200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$402,409,000	$43,902.82

*

Calculated solely for purposes of determining the filing fee. The purchase price of the 3.25% Convertible Senior Notes due 2029 (the “Notes”), as described herein and subject to the terms and conditions set forth herein, is 100% of the principal amount of the Notes, plus any accrued and unpaid interest thereon up to, but not including, the date of repurchase. As of May 13, 2021, there was $402,409,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $402,409,000.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2021, and equals $109.10 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $43,902.82	Filing Party: J2 Global, Inc.
Form or Registration No.: 005-56633	Date Filed: May 14, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on May 14, 2021 by J2 Global, Inc., a Delaware corporation (the “Company”), with respect to the right of each holder (a “Holder”) of the Company’s 3.25% Convertible Senior Notes due 2029 (the “Notes”), at such Holder’s option, to sell and the obligation of the Company to repurchase 100% of the principal amount of the Notes plus accrued and unpaid interest thereon to, but excluding, June 15, 2021, (the “Put Right”), pursuant to the terms and conditions of the Company’s Put Right Notice to Holders of 3.25% Convertible Senior Notes due 2029, dated May 14, 2021, filed as an exhibit to the Schedule TO (the “Put Right Notice”), the Indenture and the Notes.

This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e4(c)(4) under the Securities Exchange Act of 1934, as amended. All capitalized terms used but not specifically defined in this Schedule TO have the meanings given to such terms in the Put Right Notice.

Items 1 through 9.

Items 1 through 9, and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

In accordance with the terms of the Put Right Notice, the Put Right expired at 5:00 p.m., New York City time, on June 14, 2021 (the “Expiration Date”), and was not extended. The Company has been advised by the Paying Agent that none of the Notes were validly surrendered for repurchase prior to 5:00 p.m., New York City time, on the Expiration Date. Following the expiration of the Put Right, $399,616,000 in aggregate principal amount of the Notes remained outstanding.

Item 12. Exhibits.

See Exhibit Index immediately following the signature page.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2021

J2 GLOBAL, INC.

By:	/s/ Jeremy Rossen
Name: Jeremy Rossen
Title: Executive Vice President, General Counsel

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)*	Put Right Notice to Holders of 3.25% Convertible Senior Notes due 2029, dated May 14, 2021, including form of Repurchase Notice.

(a)(2)*	IRS Form W-9.

(a)(3)*	Press release dated May 14, 2021.

(b)	Not applicable.

(d)(1)	Indenture, dated as of June 10, 2014, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 filed on June 10, 2014).

(d)(2)	First Supplemental Indenture, dated as of June 17, 2014, between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on June 17, 2014).

(d)(3)	Form of 3.25% Convertible Senior Notes due 2029 (incorporated by reference to the form of note attached as Exhibit A to the First Supplemental Indenture, dated as of June 17, 2014, between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on June 17, 2014)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.